Exhibit 17     Letter of Resignation

Gentlemen:

I am writing to advise you that effectively(sic) immediately, I am resigning as Vice Chairman of the Board of Directors and Chief Executive Officer of Reliable Power Systems, Inc.

In addition, for a number of reasons, I have determined that I will no longer provide RPSI with any additional funds.

Respectfully,

/s/ Joseph D. Livingston